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WESTERN GAS RESOURCES, INC.
COMPUTATION OF PER SHARE EARNINGS
DECEMBER 31, 2001

	Weighted Average Shares Of Common Stock Outstanding	Net Income	Earnings Per Share Of Common Stock
Net income		$95,637,000
Weighted average shares of common stock outstanding	32,579,813
Less preferred stock dividends:
$2.28 cumulative preferred stock		(3,009,722)
Special dividend on redemption of $2.28 cumulative preferred stock		(912,000)
$2.625 cumulative convertible preferred stock		(7,245,000)

	32,579,813	$84,470,278

Basic earnings per share of common stock			$2.59

Assume conversion of $2.625 convertible preferred stock	3,471,698	7,245,000
Assume exercise of common stock equivalents	970,858
(Anti-dilutive common stock equivalents are not used in this calculation)	37,022,369	$91,715,278

Fully diluted earnings per share of common stock			$2.48

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WESTERN GAS RESOURCES, INC. COMPUTATION OF PER SHARE EARNINGS DECEMBER 31, 2001